NEWS RELEASE


Symbols:  	LVH.TSX Venture Exchange
		LVFHF.OTC Bulletin Board
		LVH.Berlin Stock Exchange


November 4, 2002

The Company has today granted a total of 1,583,000 incentive share purchase options to directors and employees all at Canadian $0.10 per common share. The incentive share purchase options granted will be subject to a four month hold period, and are vested in stages over a period of 12 months.

Furthermore, the Company has today amended a total of 166,374 incentive share purchase options previously granted to a director and three employees as to the exercise price only to Canadian $0.10 per common share.

The granting of the 1,583,000 incentive share purchase options, and the repricing of the 166,374 previously granted incentive share purchase options, are both subject to regulatory approval.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR
WEBSITE AT WWW.LVFH.COM

On behalf of the Board of Las Vegas From
  Home.com Entertainment Inc.

"Bedo H. Kalpakian"
____________________________
Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT
ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF
THIS RELEASE.


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